Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended					For the nine months ended
	July 31,	April 30,	January 31,	October 31,	July 31,	July 31,	July 31,
	2010	2010	2010	2009	2009	2010	2009

Interest, Dividend and Fee Income
Loans	$1,845	$1,737	$1,763	$1,835	$1,920	$5,345	$6,125
Securities	543	510	518	448	494	1,571	1,979
Deposits with banks	18	16	17	19	23	51	167

	2,406	2,263	2,298	2,302	2,437	6,967	8,271

Interest Expense
Deposits	610	527	559	672	789	1,696	3,369
Subordinated debt	30	28	29	32	24	87	103
Capital trust securities and preferred shares	18	19	20	20	20	57	60
Other liabilities	177	167	158	136	138	502	611

	835	741	766	860	971	2,342	4,143

Net Interest Income	1,571	1,522	1,532	1,442	1,466	4,625	4,128
Provision for credit losses (Note 2)	214	249	333	386	417	796	1,217

Net Interest Income After Provision for Credit Losses	1,357	1,273	1,199	1,056	1,049	3,829	2,911

Non-Interest Revenue
Securities, commissions and fees	258	261	263	250	240	782	723
Deposit and payment service charges	206	197	200	205	206	603	615
Trading revenues (losses)	(1)	213	126	163	273	338	560
Lending fees	148	138	142	149	140	428	407
Card fees	67	66	35	29	35	168	92
Investment management and custodial fees	90	86	88	87	85	264	257
Mutual fund revenues	139	134	133	128	119	406	339
Securitization revenues	167	151	172	201	202	490	728
Underwriting and advisory fees	91	97	122	116	101	310	281
Securities gains (losses), other than trading	9	54	47	14	(12)	110	(368)
Foreign exchange, other than trading	22	28	21	14	1	71	39
Insurance income	70	86	82	86	85	238	209
Other	70	16	62	105	37	148	65

	1,336	1,527	1,493	1,547	1,512	4,356	3,947

Net Interest Income and Non-Interest Revenue	2,693	2,800	2,692	2,603	2,561	8,185	6,858

Non-Interest Expense
Employee compensation (Note 8)	1,062	1,071	1,111	1,047	1,122	3,244	3,338
Premises and equipment	337	319	308	302	313	964	979
Amortization of intangible assets	52	55	50	50	48	157	153
Travel and business development	85	77	72	81	73	234	228
Communications	61	58	50	58	55	169	163
Business and capital taxes	19	12	11	(3)	19	42	47
Professional fees	98	79	77	97	91	254	265
Other	184	159	160	147	162	503	439

	1,898	1,830	1,839	1,779	1,883	5,567	5,612

Restructuring Reversal	–	–	–	–	(10)	–	(10)

Income Before Provision for Income Taxes and Non-Controlling Interest in Subsidiaries	795	970	853	824	688	2,618	1,256
Provision for income taxes	107	207	177	158	112	491	59

	688	763	676	666	576	2,127	1,197
Non-controlling interest in subsidiaries	19	18	19	19	19	56	57

Net Income	$669	$745	$657	$647	$557	$2,071	$1,140

Preferred share dividends	$33	$34	$35	$38	$33	$102	$82
Net income available to common shareholders	$636	$711	$622	$609	$524	$1,969	$1,058
Average common shares (in thousands)	561,839	558,320	553,992	550,495	547,134	558,047	536,855
Average diluted common shares (in thousands)	565,196	561,868	557,311	554,151	549,968	561,454	538,332

Earnings Per Share (Canadian $) (Note 12)
Basic	$1.13	$1.27	$1.12	$1.12	$0.97	$3.53	$1.97
Diluted	1.13	1.26	1.12	1.11	0.97	3.51	1.97
Dividends Declared Per Common Share	0.70	0.70	0.70	0.70	0.70	2.10	2.10

   The accompanying notes are an integral part of these interim consolidated financial statements.
30 • BMO Financial Group Third Quarter Report 2010

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31,	April 30,	January 31,	October 31,	July 31,
	2010	2010	2010	2009	2009

Assets
Cash and Cash Equivalents	$15,083	$13,623	$12,341	$9,955	$10,758

Interest Bearing Deposits with Banks	3,121	2,741	3,563	3,340	3,809

Securities
Trading	66,300	70,978	64,874	59,071	66,152
Available-for-sale	51,899	50,886	52,644	50,257	42,559
Other	1,151	1,534	1,552	1,485	1,436

	119,350	123,398	119,070	110,813	110,147

Securities Borrowed or Purchased Under Resale Agreements	24,317	25,053	34,498	36,006	45,250

Loans
Residential mortgages	47,097	46,671	46,535	45,524	48,760
Consumer instalment and other personal	49,741	47,774	46,813	45,824	44,466
Credit cards	3,304	3,318	3,324	2,574	2,383
Businesses and governments	68,407	66,894	67,690	68,169	70,705

	168,549	164,657	164,362	162,091	166,314
Customers’ liability under acceptances	6,885	6,981	7,169	7,640	9,042
Allowance for credit losses (Note 2)	(1,879)	(1,885)	(1,943)	(1,902)	(1,803)

	173,555	169,753	169,588	167,829	173,553

Other Assets
Derivative instruments	47,947	41,469	45,702	47,898	59,580
Premises and equipment	1,565	1,552	1,628	1,634	1,642
Goodwill	1,627	1,609	1,584	1,569	1,551
Intangible assets	748	749	712	660	647
Other	10,073	10,219	9,937	8,754	8,419

	61,960	55,598	59,563	60,515	71,839

Total Assets	$397,386	$390,166	$398,623	$388,458	$415,356

Liabilities and Shareholders’ Equity
Deposits
Banks	$19,262	$24,399	$22,318	$22,973	$23,211
Businesses and governments	123,882	115,251	119,568	113,738	122,269
Individuals	99,647	99,610	98,413	99,445	99,473

	242,791	239,260	240,299	236,156	244,953

Other Liabilities
Derivative instruments	45,110	39,523	42,867	44,765	58,570
Acceptances	6,885	6,981	7,169	7,640	9,042
Securities sold but not yet purchased	18,424	16,475	15,953	12,064	12,717
Securities lent or sold under repurchase agreements	42,237	46,323	50,226	46,312	48,816
Other	16,175	16,257	16,592	15,938	16,144

	128,831	125,559	132,807	126,719	145,289

Subordinated Debt (Note 9)	3,747	3,682	3,742	4,236	4,249

Capital Trust Securities (Note 10)	800	1,150	1,150	1,150	1,150

Shareholders’ Equity
Share capital (Note 11)	9,311	9,161	8,939	8,769	8,626
Contributed surplus	90	88	89	79	78
Retained earnings	12,539	12,299	11,981	11,748	11,525
Accumulated other comprehensive loss	(723)	(1,033)	(384)	(399)	(514)

	21,217	20,515	20,625	20,197	19,715

Total Liabilities and Shareholders’ Equity	$397,386	$390,166	$398,623	$388,458	$415,356

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Third Quarter Report 2010 • 31

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income (Loss)

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2010	2009	2010	2009

Net income	$669	$557	$2,071	$1,140
Other Comprehensive Income
Net change in unrealized gains (losses) on available-for-sale securities	39	107	(64)	354
Net change in unrealized gains (losses) on cash flow hedges	217	(363)	(54)	(144)
Net gain (loss) on translation of net foreign operations	54	(423)	(206)	(473)

Total Comprehensive Income (Loss)	$979	$(122)	$1,747	$877

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2010	2009	2010	2009

Preferred Shares
Balance at beginning of period	$2,571	$2,171	$2,571	$1,746
Issued during the period (Note 11)	–	400	–	825

Balance at End of Period	2,571	2,571	2,571	2,571

Common Shares
Balance at beginning of period	6,590	5,928	6,198	4,773
Issued during the period (Note 11)	–	–	–	1,000
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	124	93	381	231
Issued under the Stock Option Plan	26	34	161	51

Balance at End of Period	6,740	6,055	6,740	6,055

Contributed Surplus
Balance at beginning of period	88	77	79	69
Stock option expense	2	1	11	7
Premium on treasury shares	–	–	–	2

Balance at End of Period	90	78	90	78

Retained Earnings
Balance at beginning of period	12,299	11,391	11,748	11,632
Net income	669	557	2,071	1,140
Dividends – Preferred shares	(33)	(33)	(102)	(82)
– Common shares	(393)	(384)	(1,175)	(1,144)
Share issue expense	(3)	(6)	(3)	(32)
Treasury shares	–	–	–	11

Balance at End of Period	12,539	11,525	12,539	11,525

Accumulated Other Comprehensive Income on Available-for-Sale Securities
Balance at beginning of period	377	173	480	(74)
Unrealized gains (losses) on available-for-sale securities arising during the period (net of income tax (provision) recovery of $(19), $(43), $7 and $(161))	36	111	(12)	278
Reclassification to earnings of (gains) losses in the period (net of income tax (provision) recovery of $(1), $2, $23 and $(31))	3	(4)	(52)	76

Balance at End of Period	416	280	416	280

Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges
Balance at beginning of period	(257)	477	14	258
Gains (losses) on cash flow hedges arising during the period (net of income tax (provision) recovery of $(124), $125, $(15) and $33)	261	(305)	29	(92)
Reclassification to earnings of gains on cash flow hedges (net of income tax recovery of $20, $28, $38 and $26)	(44)	(58)	(83)	(52)

Balance at End of Period	(40)	114	(40)	114

Accumulated Other Comprehensive Loss on Translation of Net Foreign Operations
Balance at beginning of period	(1,153)	(485)	(893)	(435)
Unrealized gain (loss) on translation of net foreign operations	157	(1,238)	(628)	(1,373)
Impact of hedging unrealized gain (loss) on translation of net foreign operations (net of income tax (provision) recovery of $45, $(356), $(175) and $(394))	(103)	815	422	900

Balance at End of Period	(1,099)	(908)	(1,099)	(908)

Total Accumulated Other Comprehensive Loss	(723)	(514)	(723)	(514)

Total Shareholders’ Equity	$21,217	$19,715	$21,217	$19,715

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.
32 • BMO Financial Group Third Quarter Report 2010

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2010	2009	2010	2009

Cash Flows from Operating Activities
Net income	$669	$557	$2,071	$1,140
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	8	24	36	282
Net loss (gain) on securities, other than trading	(17)	(12)	(146)	86
Net (increase) decrease in trading securities	4,926	(4,423)	(8,140)	(2,329)
Provision for credit losses	214	417	796	1,217
(Gain) on sale of securitized loans (Note 3)	(127)	(164)	(374)	(554)
Change in derivative instruments – (Increase) decrease in derivative asset	(6,738)	14,656	(1,266)	2,233
– Increase (decrease) in derivative liability	5,509	(11,643)	1,976	4,294
Amortization of premises and equipment	66	79	195	209
Amortization of intangible assets	52	48	157	153
Net (increase) decrease in future income tax asset	(93)	(73)	1	(161)
Net (increase) decrease in current income tax asset	225	317	(838)	507
Change in accrued interest – decrease in interest receivable	124	239	73	537
– Increase (decrease) in interest payable	33	(237)	(176)	(421)
Changes in other items and accruals, net	1,262	1,539	171	(346)
(Gain) on sale of land and buildings	–	(1)	(4)	(6)

Net Cash Provided by (Used in) Operating Activities	6,113	1,323	(5,468)	6,841

Cash Flows from Financing Activities
Net increase (decrease) in deposits	2,644	7,845	9,957	(1,599)
Net increase (decrease) in securities sold but not yet purchased	1,877	(1,094)	6,608	(5,786)
Net increase (decrease) in securities lent or sold under repurchase agreements	(4,226)	5,144	(2,895)	20,063
Net increase (decrease) in liabilities of subsidiaries	25	(1)	25	(114)
Repayment of subordinated debt (Note 9)	–	–	(500)	(140)
Redemption of preferred share liability (Note 11)	–	–	–	(250)
Proceeds from issuance of preferred shares (Note 11)	–	400	–	825
Proceeds from issuance of common shares (Note 11)	27	34	165	1,051
Redemption of Capital Trust Securities (Note 10)	(350)	–	(350)	–
Share issue expense	(3)	(6)	(3)	(32)
Cash dividends paid	(303)	(324)	(900)	(995)

Net Cash Provided by (Used in) Financing Activities	(309)	11,998	12,107	13,023

Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	(206)	(129)	477	8,187
Purchases of securities, other than trading	(6,308)	(6,337)	(21,716)	(30,664)
Maturities of securities, other than trading	1,698	2,907	6,300	9,060
Proceeds from sales of securities, other than trading	4,421	2,453	14,554	13,726
Net (increase) in loans	(6,303)	(2,272)	(13,387)	(2,354)
Proceeds from securitization of loans (Note 3)	1,691	417	3,534	5,998
Net (increase) decrease in securities borrowed or purchased under resale agreements	805	(8,914)	10,549	(20,261)
Proceeds from sales of land and buildings	–	1	5	12
Premises and equipment – net purchases	(70)	(78)	(140)	(165)
Purchased and developed software – net purchases	(45)	(52)	(166)	(140)
Acquisitions (Note 7)	(107)	–	(1,029)	(316)

Net Cash (Used in) Investing Activities	(4,424)	(12,004)	(1,019)	(16,917)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	80	(806)	(492)	(1,323)

Net Increase in Cash and Cash Equivalents	1,460	511	5,128	1,624
Cash and Cash Equivalents at Beginning of Period	13,623	10,247	9,955	9,134

Cash and Cash Equivalents at End of Period	$15,083	$10,758	$15,083	$10,758

Represented by:
Cash and non-interest bearing deposits with Bank of Canada and other banks	14,102	9,541	14,102	9,541
Cheques and other items in transit, net	981	1,217	981	1,217

	$15,083	$10,758	$15,083	$10,758

Supplemental Disclosure of Cash Flow Information
Amount of interest paid in the period	$803	$1,226	$2,529	$4,578
Amount of income taxes paid (refunded) in the period	$85	$(243)	$1,153	$(249)

The accompanying notes are an integral part of these interim consolidated financial statements.	Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Third Quarter Report 2010 • 33

Notes to Consolidated Financial Statements
July 31, 2010 (Unaudited)

Note 1: Basis of Presentation
These interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2009 as set out on pages 114 to 164 of our 2009 Annual Report. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles
(“GAAP”) using the same accounting policies and methods of computation as were used for our annual consolidated financial statements for the year ended October 31, 2009 and include all normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the periods presented.

Note 2: Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level which we consider adequate to absorb credit-related losses on our loans, customers’ liability under acceptances and other credit instruments. The portion related to other credit instruments is recorded in
A continuity of our allowance for credit losses is as follows:
other liabilities in our Consolidated Balance Sheet. As at July 31, 2010 and July 31, 2009, there was no allowance for credit losses related to other credit instruments included in other liabilities.

(Canadian $ in millions)
			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans (1)		government loans (1)		under acceptances		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the three months ended	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Specific Allowance at beginning of period	39	21	54	43	491	447	10	–	594	511
Provision for credit losses	2	8	144	163	68	181	–	5	214	357
Recoveries	–	–	33	27	12	8	–	–	45	35
Write-offs	(3)	–	(184)	(188)	(93)	(187)	–	–	(280)	(375)
Foreign exchange and other	–	–	–	–	4	(28)	–	–	4	(28)

Specific Allowance at end of period	38	29	47	45	482	421	10	5	577	500

General Allowance at beginning of period	20	21	314	236	912	1,009	45	48	1,291	1,314
Provision for credit losses	2	(2)	24	11	(21)	45	(5)	6	–	60
Foreign exchange and other	–	–	–	–	11	(71)	–	–	11	(71)

General Allowance at end of period	22	19	338	247	902	983	40	54	1,302	1,303

Total Allowance	60	48	385	292	1,384	1,404	50	59	1,879	1,803

			Credit card, consumer
			instalment and other		Business and		Customers’ liability
	Residential mortgages		personal loans (1)		government loans (1)		under acceptances		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the nine months ended	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Specific Allowance at beginning of period	33	13	51	2	507	411	5	–	596	426
Provision for credit losses	12	17	473	461	306	674	5	5	796	1,157
Recoveries	–	–	96	77	35	26	–	–	131	103
Write-offs	(7)	(1)	(573)	(495)	(344)	(661)	–	–	(924)	(1,157)
Foreign exchange and other	–	–	–	–	(22)	(29)	–	–	(22)	(29)

Specific Allowance at end of period	38	29	47	45	482	421	10	5	577	500

General Allowance at beginning of period	18	8	266	242	968	1,030	54	41	1,306	1,321
Provision for credit losses	4	11	48	5	(38)	31	(14)	13	–	60
Foreign exchange and other	–	–	24	–	(28)	(78)	–	–	(4)	(78)

General Allowance at end of period	22	19	338	247	902	983	40	54	1,302	1,303

Total Allowance	60	48	385	292	1,384	1,404	50	59	1,879	1,803

(1)	Included in the credit cards, consumer instalment and other personal loans and the business and government loans categories as at July 31, 2010 are $23 million and $9 million, respectively, related to the acquisition of the net cardholder receivables of the Diners Club North American franchise (see Note 7).
Certain comparative figures have been reclassified to conform with the current period’s presentation.

34 • BMO Financial Group Third Quarter Report 2010

Note 3: Securitization
The following tables summarize our securitization activity related to our assets and its impact on our Consolidated Statement of Income for the three and nine months ended July 31, 2010 and 2009:

(Canadian $ in millions)

	Residential mortgages		Credit card loans		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the three months ended	2010	2009	2010	2009	2010	2009

Net cash proceeds (1)	1,677	417	–	–	1,677	417
Deferred purchase price	51	14	–	–	51	14
Servicing liability	(11)	(1)	–	–	(11)	(1)

	1,717	430	–	–	1,717	430
Loans sold	1,697	415	–	–	1,697	415

Gain on sale of loans from new securitizations	20	15	–	–	20	15

Gain on sale of loans sold to revolving securitization vehicles	14	33	93	116	107	149

	Residential mortgages		Credit card loans		Total
	July 31,	July 31,	July 31,	July 31,	July 31,	July 31,
For the nine months ended	2010	2009	2010	2009	2010	2009

Net cash proceeds (1)	3,500	5,966	–	–	3,500	5,966
Deferred purchase price	135	161	–	–	135	161
Servicing liability	(25)	(25)	–	–	(25)	(25)

	3,610	6,102	–	–	3,610	6,102
Loans sold	3,554	6,025	–	–	3,554	6,025

Gain on sale of loans from new securitizations	56	77	–	–	56	77

Gain on sale of loans sold to revolving securitization vehicles	44	124	274	353	318	477

(1)	Net cash proceeds represent cash proceeds less issuance costs.

The key weighted-average assumptions used to value the deferred purchase price for securitizations were as follows:

	Residential mortgages		Credit card loans (1)
	July 31,	July 31,	July 31,	July 31,
For the three months ended	2010	2009	2010	2009

Weighted-average life (years)	4.16	3.48	1.00	0.99
Prepayment rate (%)	18.70	14.60	35.58	35.63
Interest rate (%)	3.85	4.60	21.39	21.85
Expected credit losses (%) (2)	–	–	4.40	4.44
Discount rate (%)	2.42	6.35	9.49	9.22

	Residential mortgages		Credit card loans (1)
	July 31,	July 31,	July 31,	July 31,
For the nine months ended	2010	2009	2010	2009

Weighted-average life (years)	4.47	3.41	1.00	1.00
Prepayment rate (%)	17.21	21.45	35.42	36.32
Interest rate (%)	4.01	4.44	21.35	21.64
Expected credit losses (%) (2)	–	–	4.40	4.44
Discount rate (%)	2.61	4.15	9.27	9.94

(1)	There were no credit card securitization transactions in the three and nine months ended July 31, 2010 and 2009.

(2)	As the residential mortgages are fully insured, there are no expected credit losses.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2010 • 35

Note 4: Variable Interest Entities
Total assets in our Variable Interest Entities (“VIEs”) and our exposure to losses are summarized in the following table. For additional information on our VIEs, refer to Note 9 on pages 127 to 129 of our 2009 Annual Report.

(Canadian $ in millions)	July 31, 2010								October 31, 2009
								Total								Total
	Exposure to loss							assets	Exposure to loss							assets
			Drawn								Drawn
			facilities								facilities
	Undrawn		and loans		Securities	Derivative			Undrawn		and loans		Securities	Derivative
	facilities	(1)	provided	(2)	held	assets	Total		facilities	(1)	provided	(2)	held	assets	Total

Unconsolidated VIEs in which we have a significant variable interest
Canadian customer securitization vehicles (3)	3,848		–		186	21	4,055	3,983	5,819		–		328	44	6,191	5,674
U.S. customer securitization vehicle	4,143		301		–	7	4,451	4,227	6,214		158		–	2	6,374	4,943
Bank securitization vehicles (3)	5,100		–		584	86	5,770	9,469	5,100		–		625	94	5,819	9,719
Credit protection vehicle – Apex (4)(5)	1,030		–		1,020	786	2,836	2,204	918		112		833	1,236	3,099	2,322
Structured investment vehicles (6)	194		5,631		–	22	5,847	5,607	247		7,230		–	12	7,489	6,968
Structured finance vehicles	n/a		n/a		3,048	–	3,048	4,002	n/a		n/a		1,762	–	1,762	2,451
Capital and funding trusts	43		12		2	–	57	1,265	43		12		2	–	57	1,270

Total	14,358		5,944		4,840	922	26,064	30,757	18,341		7,512		3,550	1,388	30,791	33,347

Consolidated VIEs
Canadian customer securitization vehicles (3)(7)	334		–		328	–	662	328	733		–		719	–	1,452	719
Structured finance vehicles	n/a		n/a		34	–	34	34	n/a		n/a		54	–	54	54
Capital and funding trusts	6,009		4,991		740	56	11,796	7,625	9,013		1,987		880	45	11,925	5,190

Total	6,343		4,991		1,102	56	12,492	7,987	9,746		1,987		1,653	45	13,431	5,963

(1)	These facilities include senior funding facilities provided to our credit protection vehicle and structured investment vehicles as well as backstop liquidity facilities provided to our Canadian customer securitization vehicles and our U.S. customer securitization vehicle. None of the backstop liquidity facilities to our Canadian customer securitization vehicles related to credit support as at July 31, 2010 and October 31, 2009. Backstop liquidity facilities to our U.S. customer securitization vehicle include credit support and are discussed below.

(2)	Amounts outstanding from backstop liquidity facilities and senior funding facilities are classified as Loans – Businesses and governments.

(3)	Securities held in our bank securitization vehicles are comprised of $40 million of commercial paper classified as trading securities ($55 million in 2009), and $272 million of deferred purchase price ($293 million in 2009) and $272 million of asset-backed securities ($277 million in 2009) classified as available-for-sale securities. Securities held in our Canadian customer securitization vehicles are comprised of commercial paper and are classified as trading securities. Assets held by all these vehicles relate to assets in Canada.

(4)	Derivatives held with this vehicle are classified as trading instruments. Changes in the fair value of these derivatives are offset by derivatives held with third-party counterparties which are also classified as trading instruments.

(5)	Securities held are classified as trading securities and have a face value of $1,415 million. Our exposure to these securities has been hedged through derivatives.

(6)	Securities held are comprised of capital notes, classified as available-for-sale securities. These notes were written down to $nil over the years ending October 31, 2007 and 2008.

(7)	Total assets held as at July 31, 2010 are comprised of a loan of $227 million ($560 million as at October 31, 2009) and $101 million of other assets ($159 million in 2009).

n/a – not applicable

U.S. Customer Securitization Vehicle
Our exposure to our U.S. customer securitization vehicle is summarized in the preceding table. Included in our exposure are backstop liquidity facilities that we provide. We use our credit adjudication process in deciding whether to extend the backstop liquidity facility just as we do when extending credit in the form of a loan. US$304 million was advanced during the nine months ended July 31, 2010 in accordance with the terms of these liquidity facilities, of which US$213 million ($219 million) remains outstanding. This amount is included in the preceding table.

36 • BMO Financial Group Third Quarter Report 2010

Note 5: Financial Instruments
Change in Accounting Policy
On August 1, 2008, we elected to transfer from trading to available-for-sale those securities for which we had a change in intent to hold the securities for the foreseeable future rather than to exit or trade them in the short term due to market circumstances at that time.

A continuity of the transferred securities is as follows:

(Canadian $ in millions)
For the three months ended	July 31, 2010	April 30, 2010	January 31, 2010	October 31, 2009	July 31, 2009

Fair value of securities at beginning of period	791	1,038	1,378	1,493	1,732
Net (sales/maturities) purchases	(183)	(227)	(343)	(162)	(175)
Fair value change recorded in Other Comprehensive Income	(5)	24	38	46	62
Other than temporary impairment recorded in income	–	(8)	(9)	(18)	(23)
Impact of foreign exchange	3	(36)	(26)	19	(103)

Fair value of securities at end of period	606	791	1,038	1,378	1,493

For the nine months ended	July 31, 2010	July 31, 2009

Fair value of securities at beginning of period	1,378	1,955
Net (sales/maturities) purchases	(753)	(451)
Fair value change recorded in Other Comprehensive Income	57	186
Other than temporary impairment recorded in income	(17)	(81)
Impact of foreign exchange	(59)	(116)

Fair value of securities at end of period	606	1,493

Book Value and Fair Value of Financial Instruments
Set out in the following table are the amounts that would be reported if all of our financial instruments assets and liabilities were reported at their fair values. Refer to the notes to our annual consolidated financial statements on pages 116 and 157 to 158 in our 2009 Annual Report for further discussion on the determination of fair value.

	July 31,			October 31,
(Canadian $ in millions)	2010			2009
			Fair value			Fair value
	Book	Fair	over (under)	Book	Fair	over (under)
	value	value	book value	value	value	book value

Assets
Cash and cash equivalents	15,083	15,083	–	9,955	9,955	–
Interest bearing deposits with banks	3,121	3,121	–	3,340	3,340	–
Securities	119,350	119,350	–	110,813	110,813	–
Securities borrowed or purchased under resale agreements	24,317	24,317	–	36,006	36,006	–
Loans
Residential mortgages	47,097	47,577	480	45,524	46,067	543
Consumer instalment and other personal	49,741	49,766	25	45,824	45,913	89
Credit cards	3,304	3,304	–	2,574	2,574	–
Business and governments	68,407	68,125	(282)	68,169	67,895	(274)

	168,549	168,772	223	162,091	162,449	358
Customers’ liability under acceptances	6,885	6,897	12	7,640	7,642	2
Allowance for credit losses	(1,879)	(1,879)	–	(1,902)	(1,902)	–

Total loans and customers’ liability under acceptances, net of allowance for credit losses	173,555	173,790	235	167,829	168,189	360
Derivative instruments	47,947	47,947	–	47,898	47,898	–
Premises and equipment	1,565	1,565	–	1,634	1,634	–
Goodwill	1,627	1,627	–	1,569	1,569	–
Intangible assets	748	748	–	660	660	–
Other assets	10,073	10,073	–	8,754	8,754	–

	397,386	397,621	235	388,458	388,818	360

Liabilities
Deposits	242,791	243,284	493	236,156	237,046	890
Derivative instruments	45,110	45,110	–	44,765	44,765	–
Acceptances	6,885	6,885	–	7,640	7,640	–
Securities sold but not yet purchased	18,424	18,424	–	12,064	12,064	–
Securities lent or sold under repurchase agreements	42,237	42,237	–	46,312	46,312	–
Other liabilities	16,175	16,236	61	15,938	15,976	38
Subordinated debt	3,747	4,072	325	4,236	4,591	355
Capital trust securities	800	830	30	1,150	1,218	68
Shareholders’ equity	21,217	21,217	–	20,197	20,197	–

	397,386	398,295	909	388,458	389,809	1,351

Total fair value adjustment			(674)			(991)

Certain comparative figures have been reclassified to conform with the current period’s presentation.
BMO Financial Group Third Quarter Report 2010 • 37

Fair Value Measurement
We use a fair value hierarchy to categorize the inputs we use in valuation techniques to measure fair value. Our use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, fair value liabilities, derivative assets and derivative liabilities was as follows:

(Canadian $ in millions)	July 31, 2010			October 31, 2009
		Valued using	Valued using		Valued using	Valued using
	Valued using quoted	models (with	models (without	Valued using quoted	models (with	models (without
	market prices	observable inputs)	observable inputs)	market prices	observable inputs)	observable inputs)

Trading Securities
Issued or guaranteed by:
Canadian federal government	13,933	–	–	16,607	–	–
Canadian provincial and municipal governments	3,795	–	–	2,882	–	–
U.S. federal government	6,333	–	–	3,021	–	–
U.S. states, municipalities and agencies	864	154	32	54	653	49
Other governments	2,119	–	–	1,712	–	–
Mortgage-backed securities and collateralized mortgage obligations	875	–	205	584	238	204
Corporate debt	9,477	2,287	330	8,368	2,293	421
Corporate equity	25,896	–	–	21,985	–	–

	63,292	2,441	567	55,213	3,184	674

Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	14,336	–	–	17,359	–	–
Canadian provincial and municipal governments	1,510	–	–	1,688	–	–
U.S. federal government	5,196	–	–	1,111	–	–
U.S. states, municipalities and agencies	2,310	2,207	47	4,584	1,418	86
Other governments	10,984	9	–	8,220	9	–
Mortgage-backed securities and collateralized mortgage obligations	717	9,052	23	826	9,530	39
Corporate debt	1,968	1,166	1,664	1,499	1,078	1,960
Corporate equity	191	178	341	303	236	311

	37,212	12,612	2,075	35,590	12,271	2,396

Fair Value Liabilities
Securities sold but not yet purchased	18,424	–	–	12,064	–	–
Structured note liabilities	–	3,836	–	–	3,073	–

	18,424	3,836	–	12,064	3,073	–

Derivative Assets
Interest rate contracts	24	30,840	261	42	30,062	1
Foreign exchange contracts	62	10,559	–	61	9,323	–
Commodity contracts	2,004	369	–	1,160	2,330	–
Equity contracts	1,473	715	9	618	1,353	11
Credit default swaps	–	1,473	158	–	2,370	567

	3,563	43,956	428	1,881	45,438	579

Derivative Liabilities
Interest rate contracts	43	30,293	39	61	28,781	73
Foreign exchange contracts	22	9,686	–	8	9,161	–
Commodity contracts	1,919	512	–	744	2,201	–
Equity contracts	48	1,266	66	–	1,480	97
Credit default swaps	–	1,213	3	–	2,156	3

	2,032	42,970	108	813	43,779	173

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Sensitivity analysis for the most significant items valued using internal models without observable inputs is provided below.
     As at July 31, 2010, within trading securities, mortgage-backed securities and collateralized mortgage obligations were $205 million of commercial mortgage-backed securities designated as trading under the fair value option. We have determined the valuation of these securities based on expected discounted cash flows. The determination of the market yields used in the discounted cash flow model has the most significant impact on the valuation of the securities. The impact of assuming a 50 basis points increase or decrease in the market yield would result in a change in fair value of $(4) million and $5 million, respectively.
Within available-for-sale corporate debt securities is deferred purchase price of $653 million related to our off-balance sheet securitization activities. We have determined the valuation of the deferred purchase price (excess spread) based on expected future cash flows that are driven by prepayment rate and interest rate assumptions. The determination of the interest rate used in the discounted cash flow model has the most significant impact on the valuation of the deferred purchase price. The impact of assuming a 10 percent increase or decrease in the interest rate would result in a change in fair value of $92 million and $(92) million, respectively.

38 • BMO Financial Group Third Quarter Report 2010

     Within derivative assets and derivative liabilities as at July 31, 2010 was $419 million and $42 million, respectively, related to the mark-to-market of credit default swaps and total return swaps on structured products. We have determined the valuation of these derivatives based on estimates of current market spreads for similar structured products. The impact of assuming a 10 basis point increase or decrease in that spread would result in a change in fair value of $(4) million and $4 million, respectively.
Financial Instruments Designated as Held for Trading
A portion of our structured note liabilities have been designated as trading under the fair value option and are accounted for at fair value, which better aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was a decrease in non-interest revenue, trading revenues (losses) of $74 million for the quarter ended July 31, 2010 ($70 million for the nine months ended July 31, 2010). This includes an increase of $4 million for the quarter ended July 31, 2010 ($15 million for the nine months ended July 31, 2010) attributable to changes in our credit spread (an increase in non-interest revenue, trading revenues of $53 million and a charge of $158 million, respectively, for the twelve months ended October 31, 2009). We recognized offsetting amounts on derivatives and other financial instrument contracts that are held to hedge changes in the fair value of these structured notes.
     The change in fair value related to changes in our credit spread that has been recognized since they were designated as held for trading to July 31, 2010 was an unrealized loss of $28 million. Starting in 2009, we hedged the exposure to changes in our credit spreads.
     The fair value and amount due at contractual maturity of structured notes accounted for as held for trading as at July 31, 2010 were $3,836 million and $4,007 million, respectively ($3,073 million and $3,377 million, respectively, as at October 31, 2009).
We designate certain insurance investments as trading under the fair value option since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. Electing the fair value option for these investments better aligns the accounting result with the way the portfolio is managed. The fair value of these securities as at July 31, 2010 was $3,864 million ($3,167 million as at October 31, 2009). The impact of recording these as trading securities was an increase in non-interest revenue, insurance income of $46 million for the quarter ended July 31, 2010 ($174 million for the nine months ended July 31, 2010 and $415 million for the twelve months ended October 31, 2009).
Significant Transfers
Transfers are made between the various fair value hierarchy levels due to changes in the availability of quoted market prices or observable market inputs due to changing market conditions. The following is a discussion of the significant transfers between Level 1, Level 2, and Level 3 balances for the nine months ended July 31, 2010.
     During the quarter ended January 31, 2010, a portion of the asset-backed commercial paper issued by the conduits known as Montreal Accord were transferred from Level 3 to Level 2 as we are now valuing based on broker quotes rather than internal models as there was improved liquidity in the notes due to increased broker/dealer trading of the securities.
     During the quarter ended July 31, 2010, a number of our mortgage-backed securities issued by various companies were transferred from Level 2 to Level 1 as the volume of quoted market prices has increased.
Changes in Level 3 Fair Value Measurements
The tables on the following page present a reconciliation of all Level 3 financial instruments during the three and nine months ended July 31, 2010, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

BMO Financial Group Third Quarter Report 2010 • 39

(Canadian $ in millions)
		Change in Fair Value
			Included in				Fair Value
	Balance,		other				as at	Unrealized
	April 30,	Included in	comprehensive				July 31,	Gains
For the three months ended July 31, 2010	2010	earnings	income	Purchases	Sales	Maturities (1)	2010	(losses) (2)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	41	(8)	–	–	(1)	–	32	3
Mortgage-backed securities and collateralized mortgage obligations	199	2	–	6	(1)	(1)	205	–
Corporate debt	263	6	–	62	–	(1)	330	6

Total Trading Securities	503	–	–	68	(2)	(2)	567	9

Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	66	1	(11)	–	(9)	–	47	–
Mortgage-backed securities and collateralized mortgage obligations	23	–	–	–	–	–	23	–
Corporate debt	1,724	(68)	(30)	86	(7)	(41)	1,664	(68)
Corporate equity	308	(1)	3	31	–	–	341	–

Total Available-for-Sale Securities	2,121	(68)	(38)	117	(16)	(41)	2,075	(68)

Derivative Assets
Interest rate contracts	233	28	–	–	–	–	261	261
Equity contracts	6	3	–	–	–	–	9	9
Credit default swaps	140	18	–	–	–	–	158	158

Total Derivative Assets	379	49	–	–	–	–	428	428

Derivative Liabilities
Interest rate contracts	36	–	–	–	–	3	39	(39)
Equity contracts	145	(79)	–	–	–	–	66	(66)
Credit default swaps	3	–	–	–	–	–	3	(3)

Total Derivative Liabilities	184	(79)	–	–	–	3	108	(108)

(1)	Includes cash settlement of derivative assets and derivative liabilities.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

(2)	Represents the unrealized gains or losses included in income arising in the three month period related to assets and liabilities still held at July 31, 2010.

(Canadian $ in millions)
		Change in Fair Value
			Included in						Fair Value
	Balance,		other				Transfers	Transfers	as at	Unrealized
	October 31,	Included in	comprehensive				into	out of	July 31,	Gains
For the nine months ended July, 31, 2010	2009	earnings	income	Purchases	Sales	Maturities (1)	Level 3	Level 3	2010	(losses) (2)

Trading Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	49	(16)	–	–	(1)	–	–	–	32	6
Mortgage-backed securities and collateralized mortgage obligations	204	24	–	8	(2)	(29)	–	–	205	7
Corporate debt	421	(15)	–	72	–	(2)	14	(160)	330	1

Total Trading Securities	674	(7)	–	80	(3)	(31)	14	(160)	567	14

Available-for-Sale Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	86	3	(23)	–	(19)	–	–	–	47	–
Mortgage-backed securities and collateralized mortgage obligations	39	–	–	1	–	(17)	–	–	23	–
Corporate debt	1,960	(214)	7	205	(156)	(138)	–	–	1,664	(227)
Corporate equity	311	(4)	(16)	46	(1)	(1)	6	–	341	–

Total Available-for-Sale Securities	2,396	(215)	(32)	252	(176)	(156)	6	–	2,075	(227)

Derivative Assets
Interest rate contracts	1	21	–	–	–	239	–	–	261	261
Equity contracts	11	(33)	–	–	–	31	–	–	9	9
Credit default swaps	567	(52)	–	–	–	(357)	–	–	158	158

Total Derivative Assets	579	(64)	–	–	–	(87)	–	–	428	428

Derivative Liabilities
Interest rate contracts	73	–	–	–	–	(34)	–	–	39	(39)
Equity contracts	97	(63)	–	–	–	32	–	–	66	(66)
Credit default swaps	3	–	–	–	–	–	–	–	3	(3)

Total Derivative Liabilities	173	(63)	–	–	–	(2)	–	–	108	(108)

(1)	Includes cash settlement of derivative assets and derivative liabilities.
Certain comparative figures have been reclassified to conform with the current period’s presentation.

(2)	Represents the unrealized gains or losses included in income arising in the nine month period related to assets and liabilities still held at July 31, 2010.

40 • BMO Financial Group Third Quarter Report 2010

Other Items Measured at Fair Value
Certain assets such as foreclosed assets are measured at fair value at initial recognition but are not required to be measured at fair value on an ongoing basis.
As at July 31, 2010, the bank held $175 million of foreclosed assets measured at fair value at inception, all of which were classified as Level 2. For the nine months ended July 31, 2010, we recorded write-downs of $79 million on these assets.

Note 6: Guarantees
In the normal course of business we enter into a variety of guarantees. The most significant guarantees are as follows:
Standby Letters of Credit and Guarantees
Standby letters of credit and guarantees represent our obligation to make payments to third parties on behalf of another party if that party is unable to make the required payments or meet other contractual requirements. The maximum amount payable under standby letters of credit and guarantees totalled $10,533 million as at July 31, 2010 ($11,384 million as at October 31, 2009). None of the standby letters of credit or guarantees had an investment rating as at July 31, 2010 or October 31, 2009.
     Collateral requirements for standby letters of credit and guarantees are consistent with our collateral requirements for loans. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.
     No amount was included in our Consolidated Balance Sheet as at July 31, 2010 and October 31, 2009 related to these standby letters of credit and guarantees.
Backstop and Other Liquidity Facilities
Backstop liquidity facilities are provided to asset-backed commercial paper (“ABCP”) programs administered by either us or third parties as an alternative source of financing in the event that such programs are unable to access ABCP markets or when predetermined performance measures of the financial assets owned by these programs are not met. The terms of the backstop liquidity facilities do not require us to advance money to these programs in the event of bankruptcy of the borrower. The facilities’ terms are generally no longer than one year, but can be several years.
     The maximum amount payable under these backstop and other liquidity facilities totalled $15,191 million as at July 31, 2010 ($19,108 million as at October 31, 2009), of which $11,855 million relates to facilities that are investment grade, $860 million are non-investment grade and $2,476 million are not rated ($15,405 million, $649 million and $3,054 million, respectively, as at October 31, 2009). As at July 31, 2010, $350 million was outstanding from facilities drawn in accordance with the terms of the backstop liquidity facilities ($185 million as at October 31, 2009), of which $301 million (US$293 million) ($158 million or US$146 million as at October 31, 2009) related to the U.S. customer securitization vehicle discussed in Note 4.
Credit Enhancement Facilities
Where warranted, we provide partial credit enhancement facilities to transactions within ABCP programs administered by either us or third parties. Credit enhancement facilities are included in backstop liquidity facilities. These facilities include amounts that relate to our U.S. customer securitization vehicle discussed in Note 4.
Senior Funding Facilities
We provide senior funding support to our structured investment vehicles (“SIVs”) and our credit protection vehicle. The majority of these facilities support the repayment of senior note obligations of the SIVs. As at July 31, 2010, $5,631 million was drawn ($7,342 million as at October 31, 2009), in accordance with the terms of the funding facilities related to the SIVs and credit protection vehicle discussed in Note 4.
     In addition to our investment in the notes subject to the Montreal Accord, we have provided a senior loan facility of $300 million. No amounts were drawn as at July 31, 2010 and October 31, 2009.
Derivatives
Certain of our derivative instruments meet the accounting definition of a guarantee when we believe they are related to an asset, liability or equity security held by the guaranteed party at the inception of a contract. In order to reduce our exposure to these derivatives, we enter into contracts that hedge the related risks.
     Written credit default swaps require us to compensate a counterparty following the occurrence of a credit event in relation to a specified reference obligation, such as a bond or a loan. The maximum amount payable under credit default swaps is equal to their notional amount of $41,927 million as at July 31, 2010 ($51,072 million as at October 31, 2009), of which $38,656 million relates to swaps that are investment grade, $2,851 million are non-investment grade swaps and $420 million are not rated ($45,843 million, $5,034 million and $195 million, respectively, as at October 31, 2009). The terms of these contracts range from one day to 10 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $1,216 million as at July 31, 2010 ($2,159 million as at October 31, 2009).
     Written options include contractual agreements that convey to the purchaser the right, but not the obligation, to require us to buy a specific amount of a currency, commodity, debt or equity instrument at a fixed price, either at a fixed future date or at any time within a fixed future period. The maximum amount payable under these written options cannot be reasonably estimated due to the nature of these contracts. The terms of these contracts range from less than one month to 12 years. The fair value of the related derivative liabilities included in derivative instruments in our Consolidated Balance Sheet was $601 million as at July 31, 2010 ($667 million as at October 31, 2009), none of which are rated ($667 million were not rated as at October 31, 2009).
     Written options also include contractual agreements where we agree to pay the purchaser, based on a specified notional amount, the difference between a market price or rate and the strike price or rate of the underlying instrument. The maximum amount payable under these contracts is not determinable due to their nature. The terms of these contracts range from 11 months to 25 years. The fair value of the related derivative

BMO Financial Group Third Quarter Report 2010 • 41

liabilities included in derivative instruments in our Consolidated Balance Sheet was $120 million as at July 31, 2010 ($118 million as at October 31, 2009)
and none of the instruments had an investment rating at either date.

Note 7: Acquisitions
We account for acquisitions of businesses using the purchase method. This involves allocating the purchase price paid for a business to the assets acquired, including identifiable intangible assets and the liabilities assumed based on their fair values at the date of acquisition. Any excess is then recorded as goodwill. The results of operations of acquired businesses are included in our consolidated financial statements beginning on the date of acquisition.
AMCORE Bank N.A. (“AMCORE”)
On April 23, 2010, we completed the acquisition of certain assets and liabilities of AMCORE from the Federal Deposit Insurance Corporation (“FDIC”) for total consideration of $253 million, subject to a post-closing adjustment based on net assets. During the quarter ended July 31, 2010, we reduced the purchase price by $28 million to $225 million based on a revaluation of the net assets acquired. Under the terms of the acquisition, the FDIC absorbs 80% of the losses on the acquired loans. The acquisition accelerates our growth strategy and reinforces our already strong position in the U.S. Midwest by expanding our presence in Illinois and Wisconsin. As part of this acquisition, we acquired a core deposit intangible asset that is being amortized on an accelerated basis over a period not to exceed 10 years. Goodwill related to this acquisition is deductible for tax purposes. The acquired assets and liabilities are included in our Personal and Commercial Banking U.S. reporting segment.
Diners Club
On December 31, 2009, we completed the acquisition of the net cardholder receivables of the Diners Club North American franchise from Citigroup for total cash consideration of $882 million, subject to a post-closing adjustment based on net assets. Based on a post-closing adjustment of $44 million, the final purchase price was reduced to $838 million during the quarter ended April 30, 2010. The acquisition of the net cardholder receivables of Diners Club gives us the right to issue Diners Club cards to corporate and professional clients in the United States and Canada and will accelerate our initiative to expand in the travel and entertainment card sector for commercial customers across North America. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on an accelerated basis over 15 years and a computer software intangible asset that is being amortized on a straight-line basis over five years.
Goodwill related to this acquisition is deductible for tax purposes. Diners Club is part of our Personal and Commercial Banking Canada reporting segment.
Paloma Securities L.L.C. (“Paloma”)
On December 23, 2009, we completed the acquisition of selected assets used in the securities lending business of Paloma for cash consideration of $7 million and hired their global securities lending team. The acquisition provides us with the opportunity to expand our securities lending operation. Goodwill related to this acquisition is deductible for tax purposes. This acquisition is part of our BMO Capital Markets reporting segment.
Integra GRS (“Integra”)
On November 23, 2009, we completed the acquisition of the record keeping business of Integra, a wholly owned subsidiary of Integra Capital Management Corporation for cash consideration of $16 million, including a post-closing adjustment of $3 million reflecting additional consideration owing for other client contracts assigned to the bank since the closing date. The acquisition of Integra extends our existing wealth management offering. As part of this acquisition, we acquired a customer relationship intangible asset which is being amortized on a straight-line basis over five years and a computer software intangible asset that is being amortized on a straight-line basis over three years. Goodwill related to this acquisition is deductible for tax purposes. Integra is part of our Private Client Group reporting segment.
AIG Life Insurance Company of Canada
(“BMO Life Assurance”)
On April 1, 2009, we completed the acquisition of all outstanding voting shares of AIG Life Insurance Company of Canada for cash consideration of $330 million, subject to a post-closing adjustment based on net assets. The post-closing adjustment has now been finalized and the purchase price has been reduced to $278 million.

42 • BMO Financial Group Third Quarter Report 2010

The estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
	AMCORE	Diners Club	Paloma	Integra

Cash resources (1)	420	–	–	–
Securities	10	–	–	–
Loans	1,551	873	–	–
Premises and equipment	–	–	–	–
Goodwill	86	5	7	7
Intangible assets	24	63	–	9
Other assets	494	9	–	–

Total assets	2,585	950	7	16

Deposits	2,207	–	–	–
Other liabilities	153	112	–	–

Total liabilities	2,360	112	–	–

Purchase price	225	838	7	16

The allocation of the purchase price for AMCORE, Diners Club, Paloma and Integra is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

(1)	Cash resources, acquired through the AMCORE acquisition include cash and cash equivalents and interest bearing deposits.
Note 8: Employee Compensation
Stock Options
During the nine months ended July 31, 2010, we granted a total of 1,737,204 stock options. The weighted-average fair value of options granted during the nine months ended July 31, 2010 was $9.97 per option. The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For stock options granted during the nine months ended July 31, 2010

Expected dividend yield	6.6%
Expected share price volatility	27.5%
Risk-free rate of return	2.9%
Expected period until exercise (in years)	6.5

Changes to the input assumptions can result in different fair value estimates.
Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
	July 31,	July 31,	July 31,	July 31,
For the three months ended	2010	2009	2010	2009

Benefits earned by employees	32	29	5	3
Interest cost on accrued benefit liability	63	64	15	12
Actuarial loss recognized in expense	18	18	–	–
Amortization of plan amendment costs	4	4	(2)	(1)
Expected return on plan assets	(73)	(60)	(2)	(1)

Benefits expense	44	55	16	13
Canada and Quebec pension plan expense	17	16	–	–
Defined contribution expense	2	1	–	–

Total pension and other employee future benefit expenses	63	72	16	13

	Pension benefit plans		Other employee future benefit plans
	July 31,	July 31,	July 31,	July 31,
For the nine months ended	2010	2009	2010	2009

Benefits earned by employees	96	97	15	9
Interest cost on accrued benefit liability	191	195	43	38
Actuarial loss recognized in expense	55	56	2	–
Amortization of plan amendment costs	12	10	(5)	(5)
Expected return on plan assets	(218)	(183)	(4)	(4)

Benefits expense	136	175	51	38
Canada and Quebec pension plan expense	49	49	–	–
Defined contribution expense	7	5	–	–

Total pension and other employee future benefit expenses	192	229	51	38

BMO Financial Group Third Quarter Report 2010 • 43

Note 9: Subordinated Debt
During the quarter ended January 31, 2010, we redeemed all of our 4.00% Series C Medium-Term Notes, First Tranche, due 2015, totalling $500 million. The notes were redeemed at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to the redemption date.
During the quarter ended January 31, 2009, our $140 million 10.85% Debentures, Series 12 matured.

Note 10: Capital Trust Securities
During the quarter ended July 31, 2010, we redeemed all of our Capital Trust Securities – Series A (“BMO BOaTS”) at a redemption amount equal to
$1,000 plus unpaid indicated distributions, representing an aggregate redemption of $350 million.

Note 11: Share Capital
During the quarter ended July 31, 2010, we did not issue or redeem any preferred shares.
     During the quarter ended July 31, 2009, we issued 16,000,000 5.4% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 23, at a price of $25.00 per share, representing an aggregate issue price of $400 million.
     During the quarter ended April 30, 2009, we issued 11,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 21, at a price of $25.00 per share, representing an aggregate issue price of $275 million.
     During the quarter ended January 31, 2009, we issued 33,340,000 common shares at a price of $30.00 per share, representing an aggregate issue price of $1.0 billion.
     During the quarter ended January 31, 2009, we issued 6,000,000 6.5% Non-Cumulative 5-year Rate Reset Class B Preferred shares, Series 18, at a price of $25.00 per share, representing an aggregate issue price of $150 million.
     During the quarter ended January 31, 2009, we redeemed all of our 10,000,000 Non-Cumulative Class B Preferred shares, Series 6 that were classified as preferred share liabilities, at a price of $25.00 per share plus any declared and unpaid dividends to the date of redemption. This represents an aggregate redemption price of approximately $253 million.
On November 19, 2009, we renewed our normal course issuer bid allowing us to repurchase up to 15,000,000 of our common shares during the period from December 2, 2009 to December 1, 2010.
     We did not repurchase any common shares under our normal course issuer bid.
Treasury Shares
When we purchase our common shares as part of our trading business, we record the cost of those shares as a reduction in shareholders’ equity. If those shares are resold at a value higher than their cost, the premium is recorded as an increase in contributed surplus. If those shares are resold at a value below their cost, the discount is recorded as a reduction first to contributed surplus and then to retained earnings for any amounts in excess of total contributed surplus related to treasury shares.

Share Capital Outstanding (a)

(Canadian $ in millions, except as noted)			July 31, 2010
	Number of shares	Amount	Convertible into...

Preferred Shares – Classified as Equity
Class B – Series 5	8,000,000	200	–
Class B – Series 10 (c)	12,000,000	396	common shares (b)
Class B – Series 13	14,000,000	350	–
Class B – Series 14	10,000,000	250	–
Class B – Series 15	10,000,000	250	–
Class B – Series 16	12,000,000	300	–
Class B – Series 18	6,000,000	150	–
Class B – Series 21	11,000,000	275	–
Class B – Series 23	16,000,000	400	–

		2,571
Common Shares	562,858,261	6,740

Share Capital		9,311

Stock options issued under stock option plan		n/a	16,027,785 common shares

(a)	For additional information refer to Notes 21 and 23 to our consolidated financial statements for the year ended October 31, 2009 on pages 144 to 148 of our 2009 Annual Report.
(b)	The number of shares issuable on conversion is not determinable until the date of conversion.

(c)	Face value is US$300 million.
n/a – not applicable

44 • BMO Financial Group Third Quarter Report 2010

Note 12: Earnings Per Share
The following tables present the bank’s basic and diluted earnings per share:
Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2010	2009	2010	2009

Net income	669	557	2,071	1,140
Dividends on preferred shares	(33)	(33)	(102)	(82)

Net income available to common shareholders	636	524	1,969	1,058

Average number of common shares outstanding (in thousands)	561,839	547,134	558,047	536,855

Basic earnings per share (Canadian $)	1.13	0.97	3.53	1.97

Diluted earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31,	July 31,	July 31,	July 31,
	2010	2009	2010	2009

Net income available to common shareholders adjusted for dilution effect	636	524	1,970	1,059

Average number of common shares outstanding (in thousands)	561,839	547,138	558,047	536,864

Convertible shares	252	253	252	253
Stock options potentially exercisable (1)	11,073	12,488	11,060	6,360
Common shares potentially repurchased	(7,968)	(9,911)	(7,905)	(5,145)

Average diluted number of common shares outstanding (in thousands)	565,196	549,968	561,454	538,332

Diluted earnings per share (Canadian $)	1.13	0.97	3.51	1.97

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 1,207,385 and 2,484,804 with weighted-average exercise prices of $65.80 and $60.93, respectively, for the three and nine months ended July 31, 2010 (3,318,064 and 10,345,987 with weighted-average exercise prices of $59.86 and $44.50, respectively, for the three and nine months ended July 31, 2009) as the average share price for the period did not exceed the exercise price.
Note 13: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: meets our target regulatory capital ratios and internal assessment of risk-based capital; is consistent with our targeted credit ratings; underpins our operating groups’ business strategies; and builds depositor confidence and long-term shareholder value.
We have met our capital targets as at July 31, 2010. Our capital position as at July 31, 2010 is detailed in the Capital Management section on page 15 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

Note 14: Risk Management
We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as credit and counterparty, market, liquidity and funding risk.
Credit and Counterparty Risk
We are exposed to credit risk from the possibility that counterparties may default on their financial obligations to us. Credit risk arises predominantly with respect to loans, over-the-counter derivatives and other credit instruments. This is the most significant measurable risk that we face.
Market Risk
Market risk is the potential for a negative impact on the balance sheet and/or statement of income resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables. These variables include interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, as well as credit spreads, credit migration and default. We incur market risk in our trading and underwriting activities and structural banking activities.
Liquidity and Funding Risk
Liquidity and funding risk is the potential for loss if we are unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress. Managing liquidity and funding risk is essential to maintaining both depositor confidence and stability in earnings.
     Key measures as at July 31, 2010 are outlined in the Risk Management section on pages 10 to 12 of Management’s Discussion and Analysis of the Third Quarter Report to Shareholders.

BMO Financial Group Third Quarter Report 2010 • 45

Note 15: Operating and Geographic Segmentation
Operating Groups
We conduct our business through operating groups, each of which has a distinct mandate. We determine our operating groups based on our management structure and therefore these groups, and results attributed to them, may not be comparable with those of other financial services companies. We evaluate the performance of our groups using measures such as net income, revenue growth, return on equity, net economic profit and non-interest expense-to-revenue (productivity) ratio, as well as cash operating leverage.
Personal and Commercial Banking
Personal and Commercial Banking (“P&C”) is comprised of two operating segments: Personal and Commercial Banking Canada and Personal and Commercial Banking U.S.
Personal and Commercial Banking Canada
Personal and Commercial Banking Canada (“P&C Canada”) offers a full range of consumer and business products and services, including: everyday banking, financing, investing and credit cards, as well as a full suite of commercial and capital market products and financial advisory services, through a network of branches, telephone banking, online banking, mortgage specialists and automated banking machines. Effective in the third quarter of 2009, the results of our term deposits business are included in P&C Canada rather than Private Client Group, where the business is now better aligned with P&C Canada’s retail product strategy. Prior periods have been restated to reflect this reclassification.
Personal and Commercial Banking U.S.
Personal and Commercial Banking U.S. (“P&C U.S.”) offers a full range of products and services to personal and business clients in select U.S. Midwest markets through branches and direct banking channels such as telephone banking, online banking and a network of automated banking machines. Effective in the second quarter of 2010, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO Capital Markets. Prior periods have been restated to reflect this reclassification.
Private Client Group
Private Client Group (“PCG”) brings together all of our wealth management businesses. Operating under the BMO brand in Canada and Harris in the United States, PCG serves a full range of client segments, from mainstream to ultra-high net worth, as well as select institutional market segments. We offer our clients a broad range of wealth management products and solutions, including full-service, online brokerage and insurance in Canada and private banking and investment products in Canada and the United States. Effective in the third quarter of 2009, all of our insurance operations are included within PCG, bringing our insurance capabilities and skill sets together as part of our wealth management offering. Prior periods have been restated to reflect this reclassification.
BMO Capital Markets
BMO Capital Markets (“BMO CM”) combines all of our businesses serving corporate, institutional and government clients. In Canada and the United
States, these clients span a broad range of industry sectors. BMO CM also serves clients in the United Kingdom, Europe, Asia and Australia. It offers clients complete financial solutions, including equity and debt underwriting, corporate lending and project financing, mergers and acquisitions, advisory services, merchant banking, securitization, treasury and market risk management, debt and equity research and institutional sales and trading. Effective in the second quarter of 2010, we identified U.S. mid-market clients that would be better served by a commercial banking model and transferred the accounts to P&C U.S. from BMO CM. Prior periods have been restated to reflect this reclassification.
Corporate Services
Corporate Services includes the corporate units that provide expertise and governance support in areas such as strategic planning, law, finance, internal audit, risk management, corporate communications, economics, corporate marketing, human resources and learning. Operating results include revenues and expenses associated with certain securitization activities, the hedging of foreign-source earnings, and activities related to the management of certain balance sheet positions and our overall asset liability structure.
     Technology and Operations (“T&O”) manages, maintains and provides governance over our information technology, operations services, real estate and sourcing. T&O focuses on enterprise-wide priorities that improve quality and efficiency to deliver an excellent customer experience.
     Operating results for T&O are included with Corporate Services for reporting purposes. However, costs of T&O services are transferred to the three operating groups. As such, results for Corporate Services largely reflect the activities outlined above.
     Corporate Services also includes residual revenues and expenses representing the differences between actual amounts earned or incurred and the amounts allocated to operating groups.
Basis of Presentation
The results of these operating segments are based on our internal financial reporting systems. The accounting policies used in these segments are generally consistent with those followed in the preparation of our consolidated financial statements as disclosed in Note 1. Notable accounting measurement differences are the taxable equivalent basis adjustment and the provision for credit losses, as described below.
Taxable Equivalent Basis
We analyze net interest income on a taxable equivalent basis (“teb”) at the operating group level. This basis includes an adjustment which increases GAAP revenues and the GAAP provision for income taxes by an amount that would raise revenues on certain tax-exempt items to a level that incurs tax at the statutory rate. The operating groups’ teb adjustments are eliminated in Corporate Services.
     In the current quarter, we have now accounted for certain BMO CM transactions on a basis that reflects their teb. We believe these adjustments are useful and reflect how BMO CM manages its business, since it enhances the comparability of taxable revenues and tax-advantaged revenues. The

46 • BMO Financial Group Third Quarter Report 2010

change results in increases in net interest income and income taxes in BMO CM with offsetting amounts reflected in Corporate Services. There was no overall net income change in either of the two groups. Prior periods have been restated to reflect this reclassification.
Provisions for Credit Losses
Provisions for credit losses are generally allocated to each group based on expected losses for that group. Differences between expected loss provisions and provisions required under GAAP are included in Corporate Services.
Securitization Accounting
During the quarter ended January 31, 2010, we changed the manner in which we report securitized assets in our segmented disclosure. Previously, certain securitized mortgage assets were not reported in P&C Canada’s balance sheet. We now report all securitized mortgage assets in P&C Canada with offsetting amounts in Corporate and net interest income earned on all securitized mortgage assets are included in P&C Canada net interest income. Previously net interest income earned on certain securitized mortgage assets was included in P&C Canada non-interest revenue. Periods prior to January 31, 2010 have been restated to conform to this new presentation.
Inter-Group Allocations
Various estimates and allocation methodologies are used in the preparation of the operating groups’ financial information. We allocate expenses directly related to earning revenue to the groups that earned the related revenue. Expenses not directly related to earning revenue, such as overhead expenses, are allocated to operating groups using allocation formulas applied on a consistent basis. Operating group net interest income reflects internal funding charges and credits on the groups’ assets, liabilities and capital, at market rates, taking into account relevant terms and currency considerations. The offset of the net impact of these charges and credits is reflected in Corporate Services.
Geographic Information
We operate primarily in Canada and the United States but we also have operations in the United Kingdom, Europe, the Caribbean and Asia, which are grouped in Other countries. We allocated our results by geographic region based on the location of the unit responsible for managing the related assets, liabilities, revenues and expenses, except for the consolidated provision for credit losses, which is allocated based upon the country of ultimate risk.

BMO Financial Group Third Quarter Report 2010 • 47

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
	P&C	P&C			Corporate	Total
For the three months ended July 31, 2010 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	1,065	275	92	355	(216)	1,571
Non-interest revenue	425	86	452	326	47	1,336

Total Revenue	1,490	361	544	681	(169)	2,907
Provision for credit losses	129	31	1	66	(13)	214
Amortization	32	17	9	11	49	118
Non-interest expense	731	251	393	410	(5)	1,780

Income before taxes and non-controlling interest in subsidiaries	598	62	141	194	(200)	795
Income taxes	172	22	33	64	(184)	107
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	426	40	108	130	(35)	669

Average Assets	147,195	32,517	14,425	197,638	5,842	397,617

Goodwill (As At)	121	1,026	364	114	2	1,627

	P&C	P&C			Corporate	Total
For the three months ended July 31, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	975	276	87	390	(262)	1,466
Non-interest revenue	387	87	434	568	36	1,512

Total Revenue	1,362	363	521	958	(226)	2,978
Provision for credit losses	97	23	1	37	259	417
Amortization	36	18	8	13	51	126
Non-interest expense	699	233	394	469	(48)	1,747

Income before taxes and non-controlling interest in subsidiaries	530	89	118	439	(488)	688
Income taxes	168	31	5	129	(221)	112
Non-controlling interest in subsidiaries	–	–	–	–	19	19

Net Income	362	58	113	310	(286)	557

Average Assets	139,761	37,691	12,941	232,280	(156)	422,517

Goodwill (As At)	119	979	345	106	2	1,551

	P&C	P&C			Corporate	Total
For the nine months ended July 31, 2010 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	3,073	799	266	1,095	(608)	4,625
Non-interest revenue	1,236	247	1,386	1,350	137	4,356

Total Revenue	4,309	1,046	1,652	2,445	(471)	8,981
Provision for credit losses	370	93	5	198	130	796
Amortization	97	48	28	31	148	352
Non-interest expense	2,095	697	1,170	1,328	(75)	5,215

Income before taxes and non-controlling interest in subsidiaries	1,747	208	449	888	(674)	2,618
Income taxes	523	71	110	284	(497)	491
Non-controlling interest in subsidiaries	–	–	–	–	56	56

Net Income	1,224	137	339	604	(233)	2,071

Average Assets	144,069	32,441	14,037	199,417	4,909	394,873

Goodwill (As At)	121	1,026	364	114	2	1,627

	P&C	P&C			Corporate	Total
For the nine months ended July 31, 2009 (2)	Canada	U.S.	PCG	BMO CM	Services (1)	(GAAP basis)

Net interest income	2,819	956	265	1,245	(1,157)	4,128
Non-interest revenue	1,085	262	1,202	1,030	368	3,947

Total Revenue	3,904	1,218	1,467	2,275	(789)	8,075
Provision for credit losses	285	69	4	113	746	1,217
Amortization	105	61	23	34	139	362
Non-interest expense	2,026	731	1,143	1,306	34	5,240

Income before taxes and non-controlling interest in subsidiaries	1,488	357	297	822	(1,708)	1,256
Income taxes	471	122	44	209	(787)	59
Non-controlling interest in subsidiaries	–	–	–	–	57	57

Net Income	1,017	235	253	613	(978)	1,140

Average Assets	139,773	44,028	11,057	257,768	(4,047)	448,579

Goodwill (As At)	119	979	345	106	2	1,551

(1)	Corporate Services includes Technology and Operations.
(2)	Operating groups report on a taxable equivalent basis – see Basis of Presentation section.
Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

48 • BMO Financial Group Third Quarter Report 2010

Our results and average assets, allocated by geographic region, are as follows:

(Canadian $ in millions)
			Other
For the three months ended July 31, 2010	Canada	United States	countries	Total

Net interest income	1,198	346	27	1,571
Non-interest revenue	1,004	281	51	1,336

Total Revenue	2,202	627	78	2,907
Provision for credit losses	110	104	–	214
Amortization	88	29	1	118
Non-interest expense	1,270	467	43	1,780

Income before taxes and non-controlling interest in subsidiaries	734	27	34	795
Income taxes	102	8	(3)	107
Non-controlling interest in subsidiaries	15	4	–	19

Net Income	617	15	37	669

Average Assets	252,642	116,854	28,121	397,617

Goodwill (As At)	448	1,158	21	1,627

			Other
For the three months ended July 31, 2009	Canada	United States	countries	Total

Net interest income	1,020	380	66	1,466
Non-interest revenue	1,083	287	142	1,512

Total Revenue	2,103	667	208	2,978
Provision for credit losses	154	243	20	417
Amortization	93	32	1	126
Non-interest expense	1,268	439	40	1,747

Income before taxes and non-controlling interest in subsidiaries	588	(47)	147	688
Income taxes	135	(26)	3	112
Non-controlling interest in subsidiaries	13	6	–	19

Net Income	440	(27)	144	557

Average Assets	262,875	130,315	29,327	422,517

Goodwill (As At)	436	1,091	24	1,551

			Other
For the nine months ended July 31, 2010	Canada	United States	countries	Total

Net interest income	3,521	1,012	92	4,625
Non-interest revenue	3,238	944	174	4,356

Total Revenue	6,759	1,956	266	8,981
Provision for credit losses	387	417	(8)	796
Amortization	264	85	3	352
Non-interest expense	3,747	1,341	127	5,215

Income before taxes and non-controlling interest in subsidiaries	2,361	113	144	2,618
Income taxes	462	26	3	491
Non-controlling interest in subsidiaries	42	14	–	56

Net Income	1,857	73	141	2,071

Average Assets	256,020	111,248	27,605	394,873

Goodwill (As At)	448	1,158	21	1,627

			Other
For the nine months ended July 31, 2009	Canada	United States	countries	Total

Net interest income	2,636	1,230	262	4,128
Non-interest revenue	2,896	919	132	3,947

Total Revenue	5,532	2,149	394	8,075
Provision for credit losses	392	805	20	1,217
Amortization	256	103	3	362
Non-interest expense	3,721	1,401	118	5,240

Income before taxes and non-controlling interest in subsidiaries	1,163	(160)	253	1,256
Income taxes	174	(112)	(3)	59
Non-controlling interest in subsidiaries	40	17	–	57

Net Income	949	(65)	256	1,140

Average Assets	269,085	149,384	30,110	448,579

Goodwill (As At)	436	1,091	24	1,551

Prior periods have been restated to give effect to the current period’s organizational structure and presentation changes.

BMO Financial Group Third Quarter Report 2010 • 49